

August 22, 2013

<u>Via E-Mail</u>
Mr. David F. Martin
Chief Executive Officer
Essential Telecommunications, Inc.
1525 Merrimac Circle, Suite 104
Fort Worth, TX 76107

   Re: **Essential Telecommunications, Inc.**
      Registration Statement on Form 10
      Filed October 10, 2012
      File No. 0-54825

Dear Mr. Martin:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Very truly yours,

         /s/ Pamela A. Long

         Pamela A. Long
         Assistant Director